

February 29, 2012

Via E-mail
Mr. John T. Standley
President and Chief Executive Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

    Re: **Rite Aid Corporation**
             Form 10-K for Fiscal Year Ended February 26, 2011
             Filed April 26, 2011
             File No. 001-05742

Dear Mr. Standley:

We have reviewed your February 3, 2012 response to our January 24, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Lease Termination and Impairment Charges, page 30</u>

1. Please refer to prior comment one. While acknowledging your proposed new disclosure, we believe further clarification of the term "declining cash flows" shown in the table on page 4 of your response is necessary. Please provide us expanded disclosure to be included in future periodic reports explaining the period over which cash flows have been declining for the 167 stores added in FY 2011and the factors that led you to conclude that recognition of an impairment charge for these stores was warranted in the current period instead of a prior period. Also, provide us proposed disclosure to be included in future period reports describing the effects of known trends underlying these "declining cash flows" on future financial position and results of operations.

2. Please integrate the new disclosure in the table on page 3 of your response with that in the table on page 4. For, example the number of "active stores impaired" does not appear to be consistently presented in these two disclosures.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant